Exhibit 12.1

VALMONT INDUSTRIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

Thirty-nine weeks
ended September 25, 2004

Fixed charges, as defined:
Interest Expense	11,104
Interest component of non-cancelable lease rent (1)	2,734

Total fixed charges (A)	13,838

Earnings, as defined:
Pretax income before minority interest and equity in nonconsolidated subsidiaries	26,725
Fixed charges — from above	13,838

Total earnings and fixed charges (B)	40,563

Ratio of earnings to fixed charges (B/A)	2.93

(1)	Computed as one-third of non-cancelable lease rent

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